UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2020

Commission File Number: 001-36697

DBV TECHNOLOGIES S.A.

(Translation of registrant’s name into English)

177-181 avenue Pierre Brossolette

92120 Montrouge France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated June 2, 2020.

99.2	Press Release dated June 4, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DBV TECHNOLOGIES S.A.

Date: June 8, 2020	By:	/s/ Ramzi Benamar
		Name:	Ramzi Benamar
		Title:	Chief Financial Officer

Exhibit 99.1

DBV Technologies To Present at the Goldman Sachs 41st Annual Global Healthcare Conference

DBV Technologies (Euronext: DBV – ISIN: FR0010417345 – Nasdaq Stock Market: DBVT), a clinical-stage biopharmaceutical company, today announced that Daniel Tassé, Chief Executive Officer, will present at the Goldman Sachs 41st Annual Global Healthcare Conference, on Tuesday, June 9, 2020, at 1:20pm EST.

A live webcast of the virtual presentation will be available on the Investors & Media section of the Company’s website: https://www.dbv-technologies.com/investor-relations/. A replay will be available on the DBV website for 30 days following the event.

About DBV Technologies

DBV Technologies is developing Viaskin®, an investigational proprietary technology platform with broad potential applications in immunotherapy. Viaskin is based on epicutaneous immunotherapy, or EPIT™, DBV’s method of delivering biologically active compounds to the immune system through intact skin. With this new class of non-invasive product candidates, the Company is dedicated to safely transforming the care of food allergic patients. DBV’s food allergies programs include ongoing clinical trials of Viaskin Peanut and Viaskin Milk, and preclinical development of Viaskin Egg. DBV is also pursuing a human proof-of-concept clinical trial of Viaskin Milk for the treatment of Eosinophilic Esophagitis, and exploring potential applications of its platform in vaccines and other immune diseases. DBV Technologies has global headquarters in Montrouge, France and offices in Bagneux, France, and North American operations in Summit, NJ and New York, NY. The Company’s ordinary shares are traded on segment B of Euronext Paris (Ticker: DBV, ISIN code: FR0010417345), part of the SBF120 index, and the Company’s ADSs (each representing one-half of one ordinary share) are traded on the Nasdaq Global Select Market (Ticker: DBVT).

DBV Investor Relations Contact

Sara Blum Sherman

Senior Director, Investor Relations & Strategy

+1 212-271-0740

sara.sherman@dbv-technologies.com

DBV Media Contact

Joe Becker

VP, Global Corporate Communications

+1 646-650-3912

joseph.becker@dbv-technologies.com

Exhibit 99.2

DBV Technologies to Present Data on Epicutaneous Immunotherapy and Food Allergy Quality of Life at EAACI Digital Congress 2020

Virtual presentations will include data about children with and without multiple food allergies from the pivotal Phase III peanut allergy immunotherapy trial PEPITES

Biologics License Application for investigational Viaskin Peanut under review with U.S. Food and Drug Administration

DBV Technologies (Euronext: DBV – ISIN: FR0010417345 – Nasdaq Stock Market: DBVT), a clinical-stage biopharmaceutical company, today announced that seven abstracts, including four late breakers, highlighting new data from the Company’s pre-clinical and clinical food allergy programs were accepted at the European Academy of Allergy & Clinical Immunology (EAACI) Digital Congress, June 6-8, 2020. The virtual oral and poster presentations will be available on the EAACI website to conference registrants starting Saturday, June 6 at 9:00am CEST / 3:00am EDT through December of this year.

“The data we are presenting at this year’s digital EAACI congress highlight potential applications of epicutaneous immunotherapy across patient populations as well as new insights into promising cellular pathways for biomarker identification,” said Pharis Mohideen, M.D., Chief Medical Officer of DBV Technologies. “These presentations highlight the breadth of research DBV is conducting on the science and impact of food allergy as part of our commitment to improving the lives of patients through innovative potential treatments like epicutaneous immunotherapy. Our lead candidate, Viaskin Peanut, is currently under FDA review, and we look forward to making this investigational therapy available for patients as soon as possible, if approved.”

Viaskin™ Peanut is an investigational therapy which aims to deliver biologically active compounds to the immune system through the skin to potentially safeguard peanut-allergic children in the event of accidental exposure to peanut. The Viaskin Peanut Biologics License Application, which received Breakthrough (2015) and Fast Track (2012) designations by U.S. Food and Drug Administration (FDA), is currently under review with a target action date of August 5.

Abstracts of Interest:

Oral Presentations:

“Efficacy and Safety of Epicutaneous Immunotherapy (EPIT) for Peanut Allergy in Subjects With and Without Concomitant Food Allergies” will be presented by Philippe Bégin, M.D., PhD, Université de Montréal, Allergy and clinical immunology section, CHU Sainte-Justine

•	Abstract Number: 1362

•	Session Title: Novel Perspectives on Diagnosis and Management of Food Allergy

Late Breaker: “Differences in Epitome Response in Peanut-Allergic Subjects Treated with Different Immunotherapy Preparations” will be presented by Dianne Campbell, M.D., University of Sydney, Department of Allergy and Immunology, and Vice President of Clinical Development & Medical Affairs at DBV Technologies (joint submission with AllerGenis, Stanford University and Imperial College London)

•	Abstract Number: 1776

•	Session Title: Immunotherapy: From Bench to Bedside

Late Breaker: “Epicutaneous Immunotherapy in Murine Model Modulates Humoral Immunity Through Regulation of IL-13+ T Follicular Helper Cells” will be presented by Vincent Dioszeghy, PhD, DBV Technologies

•	Abstract Number: 1739

•	Session Title: Immunotherapy: From Bench to Bedside

Late Breaker: “Distinct Contribution of Skin Dendritic Cell Subsets to the Efficacy of Epicutaneous Immunotherapy in Murine Models of Food Allergy” will be presented by Leo Laoubi, PhD Fellow, DBV Technologies (Oral Presentation)

•	Abstract Number: 1747

•	Session Title: Immunotherapy: From Bench to Bedside

Poster Presentations:

“Evaluation of Psychometric Parameters of Food Allergy Quality-of-Life Questionnaires With Item Response Theory for the Assessment of Health-Related Quality of Life during Food Allergy Treatments” will be presented by Audrey Dunn Galvin, M.D., University College Cork, Department of Pediatrics & Child Health

•	Abstract Number: 1247

•	Session Title: Food Allergy

Late Breaker: “Quality of Life of Children and Adolescents with Food Allergy: Mapping FAQLQ-PF onto Paediatric-Specific Health State Utility Scores” will be presented by Gang Chen, PhD, Monash University

•	Abstract Number: 1719

•	Session Title: Food Allergy

“Safety Benefits of an Increased Threshold in Milk-Allergic Patients: A Quantitative Risk Assessment Study” will be presented by Benjamin C. Remington, PhD, University of Nebraska-Lincoln Food Allergy Research and Resource Program, and the Remington Consulting Group B.V. (Affiliation during study was TNO, Netherlands)

•	Abstract Number: 1192

•	Session Title: Food Allergy

About DBV Technologies

DBV Technologies is developing Viaskin®, an investigational proprietary technology platform with broad potential applications in immunotherapy. Viaskin is based on epicutaneous immunotherapy, or EPIT™, DBV’s method of delivering biologically active compounds to the immune system through intact skin. With this new class of non-invasive product candidates, the Company is dedicated to safely transforming the care of food allergic patients. DBV’s food allergies programs include ongoing clinical trials of Viaskin Peanut and Viaskin Milk, and preclinical development of Viaskin Egg. DBV is also pursuing a human proof-of-concept clinical trial of Viaskin Milk for the treatment of Eosinophilic Esophagitis, and exploring potential applications of its platform in vaccines and other immune diseases. DBV Technologies has global headquarters in Montrouge, France and offices in Bagneux, France, and North American operations in Summit, NJ and New York, NY. The Company’s ordinary shares are traded on segment B of Euronext Paris (Ticker: DBV, ISIN code: FR0010417345), part of the SBF120 index, and the Company’s ADSs (each representing one-half of one ordinary share) are traded on the Nasdaq Global Select Market (Ticker: DBVT).

Forward Looking Statements

This press release may contain forward-looking statements and estimates, including statements regarding the potential of Viaskin Peanut and Company’s regulatory plans regarding Viaskin Peanut, particularly with respect to the Company’s expectations regarding its plan to resubmit its BLA to the FDA and whether any additional clinical trials may be required to support the BLA resubmission. These forward-looking statements and estimates are not promises or guarantees and involve substantial risks and uncertainties. At this stage, the products of the Company have not been authorized for sale in any country. Among the factors that could cause actual results to differ materially from those described or projected herein include uncertainties related to the Company’s ability to address the concerns raised by the FDA with respect to its BLA, as well as those associated with regulatory reviews and approvals and clinical trials more generally. A further list and description of these risks, uncertainties and other risks can be found in the Company’s regulatory filings with the French Autorité des Marchés Financiers, the Company’s Securities and Exchange Commission filings and reports, including in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017 and future filings and reports by the Company. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements and estimates, which speak only as of the date hereof. Other than as required by applicable law, DBV Technologies undertakes no obligation to update or revise the information contained in this Press Release.

DBV Investor Relations Contact

Sara Blum Sherman

Senior Director, Investor Relations & Strategy

+1 212-271-0740

sara.sherman@dbv-technologies.com

DBV Media Contact

Joe Becker

VP, Global Corporate Communications

+1 646-650-3912

joseph.becker@dbv-technologies.com